Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) Website www.aurizon.com

Aurizon Mines Ltd.

Financial Statements

For the three month period ended March 31, 2013

Aurizon Mines Ltd.

Balance sheets (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents		$188,847	$204,232
Marketable securities		504	477
Inventories	3	20,197	16,433
Accounts receivable and other	4	6,220	5,885
Tax credits and other taxes receivable	5	13,232	10,061
Total current assets		229,000	237,08
Non-current assets
Property, plant and equipment	6	212,662	204,451
Mineral properties	7	4,285	5,285
Deferred finance costs		137	178
Other assets	8	5,032
TOTAL ASSETS		$451,116	$449,651

liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$31,194	$29,342
Current income and resource tax liabilities		528	3,121
Total current liabilities		31,722	32,463
Non-current liabilities
Provisions	10	16,200	16,706
Deferred tax liabilities		38,494	35,955
Total liabilities		86,416	85,124

EQUITY
Shareholders’ equity
Issued share capital	12	283,060	282,600
Contributed surplus		3,028	2,921
Stock based compensation	12	22,189	19,675
Accumulated other comprehensive income		28	-
Retained earnings		56,395	59,331
Total shareholders' equity		$364,700	$364,527
total liabilities AND EQUITY		$451,116	$449,651

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on May 14, 2013. They are signed on the Company’s behalf by:

Andre Falzon, Chairman of the Audit Committee	George Paspalas, President and Chief Executive Officer

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Aurizon Mines Ltd.

Statements of Comprehensive Income (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended,	Notes	March 31, 2013	March 31, 2012

Revenue		$43,245	$56,753
Less: Cost of sales	13	(30,539)	(30,822)
Gross profit		12,706	25,931

Other operating expenses
General and administrative costs	13	(11,402)	(4,856)
Exploration costs	13	(1,851)	(6,686)
Other net (losses) gains	7	(989)	515
Operating (loss) profit		(1,536)	14,904
Finance income		514	572
Finance costs		(203)	(222)
Other derivative losses		-	(357)
(Loss) profit before income and resource taxes		(1,225)	14,897

Income and resource tax expense	14	(1,711)	(6,634)
NET (LOSS) PROFIT		(2,936)	8,263

Other comprehensive income (loss)
Items that may be reclassified to profit
Unrealized gain (loss) on marketable securities		28	(184)
TOTAL COMPREHENSIVE (LOSS) INCOME		$(2,908)	$8,079

Weighted average number of common shares outstanding – Basic	164,597	163,569
(Loss) earnings per share – Basic	$(0.02)	$0.05
Weighted average number of common shares outstanding – Diluted	164,597	164,376
(Loss) earnings per share – Diluted	$(0.02)	$0.05
The attached notes form an integral part of these financial statements.
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Aurizon Mines Ltd.

Statements of Changes in Equity (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended,	March 31, 2013	March 31, 2012

Issued share capital
Balance at beginning of period	$282,600	$274,165
Share issuances for cash	323	2,299
Share options exercised	137	1,021
Balance at end of period	283,060	277,485

Contributed surplus
Balance at beginning of period	2,920	1,170
Vested share option expiries	108	-
Balance at end of period	3,028	1,170

Share based compensation
Balance at beginning of period	19,675	18,711
Share based compensation charge	2,759	1,274
Vested share option expiries	(108)	-
Share options exercised, transferred to share capital	(137)	(1,021)
Balance at end of period	22,189	18,964

Accumulated other comprehensive income (loss)
Balance at beginning of period	-	(386)
Unrealized gain (loss) on marketable securities	28	(184)
Balance at end of period	28	(570)

Retained earnings
Balance at beginning of period	59,331	27,524
Net (loss) profit	(2,936)	8,263
Balance at end of period	56,395	35,787
total SHAREHOLDERS’ EQUITY	$364,700	$332,836
The attached notes form an integral part of these financial statements.

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Aurizon Mines Ltd.

Statements of Cash Flows (Unaudited)

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the three months ended,	Notes	March 31, 2013	March 31, 2012

Operating activities
Net (loss) profit		$(2,936)	$8,263
Adjustments for non-cash items:
Depreciation and amortization		8,947	7,841
Share-based compensation		2,759	1,274
Deferred income tax expense (recovery)		2,539	(5,496)
Refundable and non-refundable taxes		(398)	3,315
Derivative losses		-	357
Other	16a	374	996
		11,285	16,550
Increase in non-cash working capital items	16b	(5,515)	(12,929)
Net cash provided by operating activities		5,770	3,621

Investing activities
Property, plant and equipment		(19,597)	(15,235)
Mineral properties		-	(30)
Other investing activities		(2,079)	(5,242)
Net cash used in investing activities		(21,676)	(20,507)

Financing activities
Issuance of shares		323	2,299
Net cash provided by financing activities		323	2,299

Net decrease in cash and cash equivalents		(15,583)	(14,587)

Effect of foreign currency exchange rate changes on cash		198	(197)

Cash and cash equivalents – beginning of period		204,232	213,486

Cash and cash equivalents - end of period		$188,847	$198,702
The attached notes form an integral part of these financial statements. Supplemental cash flow information is presented in Note 16.

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

1.	GENERAL INFORMATION

Aurizon Mines Ltd. (“Aurizon” or the “Company”) is a gold producer with operations, development and exploration activities in Quebec, Canada. Aurizon is a public company listed on the Toronto Stock Exchange (“TSX”) and on the NYSE MKT. The Company is incorporated and domiciled in Canada, and has no subsidiaries requiring consolidation. The address of the Company’s head office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

On March 3, 2013, Aurizon entered into an Arrangement Agreement (the “Arrangement”) with Hecla Mining Company and 0963708 B.C. Ltd. (collectively “Hecla”) whereby Hecla agreed to acquire all of the issued and outstanding common shares of Aurizon in exchange for 0.9953 common shares of Hecla Mining Company, or in exchange for $4.75 in cash, or any combination thereof per share, all subject to proration. The maximum aggregate amount of cash consideration to be paid is $513,631,193 and the maximum aggregate number of Hecla Mining Company shares that may be elected is 57,000,000. The Arrangement requires Aurizon to pay a termination fee of $27.2 million or to reimburse Hecla’s expenses in certain circumstances. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

The anticipated transaction is to be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The Arrangement requires the approval of 66 2/3% of the votes cast by the affected securityholders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders; this approval was obtained at a special meeting on May 9, 2013. Assuming required regulatory approvals are obtained, completion of the transaction is expected in the second quarter of 2013.

On January 14, 2013, Alamos Gold Inc. (“Alamos”) commenced an unsolicited offer to acquire all of the issued and outstanding common shares of Aurizon, other than any common shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors issued a Director’s Circular with a recommendation that shareholders reject the offer and not tender their common shares to the offer for reasons set out therein. On March 5, 2013, Alamos announced the waiver of the minimum tender condition and extended the Offer until March 19, 2013. On March 19, 2013, Alamos announced that it would not extend the Offer and would not take up any shares tendered to the Offer.

Costs incurred by the Company relating to the corporate transactions discussed above are presented in Note 13.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)	Basis of preparation

These condensed interim financial statements were approved by the Board of Directors on May 14, 2013, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB.

b)	Changes in accounting policies

The Company adopted the following accounting standards for its financial year beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial statements. Adoption of IFRS 10 did not have an impact on the Company’s financial statements.

IFRS 11 Joint Arrangements requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under prior IFRS, entities had a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. Adoption of IFRS 11 did not have an impact on the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure that addresses the nature of, and risks associated with, an entity’s interests in other entities. Adoption of IFRS 12 did not have an impact on the Company’s financial statements.

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Changes in accounting policies (continued)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under prior IFRS, guidance on measuring and disclosing fair value was dispersed among the specific standards requiring fair value measurements and did not always reflect a clear measurement basis or consistent disclosures. Adoption of IFRS 13 did not have an impact on the Company’s financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset. Adoption of IFRIC 20 did not have an impact on the Company’s financial statements.

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in other comprehensive income into two groups, based whether or not items may be recycled in the future. Entities that choose to present items in other comprehensive income on a pre-tax basis will be required to show the amount of tax related to the two groups separately. The Company has complied with the requirements set out in the amended standard.

The Company expects to adopt the following accounting standard for its financial year beginning on January 1, 2015:

IFRS 9 Financial Instruments, issued in November 2009 and effective years beginning on or after January 1, 2015, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company expects to adopt this standard for its financial year beginning on January 1, 2015. The Company has not yet evaluated the impact the final standard is expected to have on its financial statements.

3.	INVENTORIES
	March 31, 2013	December 31, 2012

Gold bullion and in-process ore (a)	$13,673	$10,613
Supplies and materials	5,983	5,611
Stockpiled ore	541	209
Inventories	$20,197	$16,433

a)	The gold bullion and in-process ore balance as at March 31, 2013 includes imputed non-cash depreciation and amortization charges of $4.2 million (December 31, 2012: $2.9 million).

4.	ACCOUNTS RECEIVABLE AND OTHER

	March 31, 2013	December 31, 2012

Accounts receivable	$5,135	$5,093
Prepaid expenses and purchase deposits	1,063	747
Exploration advances	22	45
Accounts receivable and other	$6,220	$5,885

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

5.	TAX CREDITS AND OTHER TAXES RECEIVABLE

	March 31, 2013	December 31, 2012

Quebec refundable tax credits	$7,619	$5,420
Income taxes receivable (i)	2,656	1,583
Resource taxes receivable (i)	2,957	3,058
Tax credits and other taxes receivable	$13,232	$10,061

(i)	These amounts are due to the Company as a result of tax installments paid during the period exceeding the taxes owed.

6.	PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and Equipment	Building and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL
COST
At December 31, 2011	$ 245,127	$ 46,594	$ 49,190	$ 1,423	$ 2,460	$ 664	$ 345,458
Additions	41,142	21,151	15,542	58	263	-	78,156
Disposals	-	-	(1,815)	-	-	(244)	(2,059)
Change in ARO estimates	-	465	-	-	-	-	465
At December 31, 2012	286,269	68,210	62,917	1,481	2,723	420	422,020
Additions	12,062	4,726	1,689	-	1	-	18,478
Disposals	-	-	(124)	-	-	-	(124)
At March 31, 2013	298,331	72,936	64,482	1,481	2,724	420	440,374

ACCUMULATED DEPRECIATION
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)
Charge for period	(27,936)	(3,545)	(6,394)	(45)	(316)	(20)	(38,256)
Disposals	-	-	1,157	-	-	205	1,362
At December 31, 2012	(151,890)	(35,602)	(26,541)	(962)	(2,299)	(275)	(217,569)
Charge for period	(7,076)	(1,201)	(1,886)	(11)	(53)	(7)	(10,234)
Disposals	-	-	91	-	-	-	91
At March 31, 2013	(158,966)	(36,803)	(28,336)	(973)	(2,352)	(282)	(227,712)

NET BOOK VALUE
At December 31, 2012	$ 134,379	$ 32,608	$ 36,376	$ 519	$ 424	$ 145	$ 204,451
At March 31, 2013	$ 139,365	$ 36,133	$ 36,146	$ 508	$ 372	$ 138	$ 212,662

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

7.	MINERAL PROPERTIES

	March 31, 2013	December 31, 2012
Exploration properties
Heva-Hosco, Quebec	$3,865	$3,865
Duvay-Fontana, Quebec (i)	-	1,000
Opinaca, Quebec	220	220
Duverny, Quebec	125	125
Kipawa, Quebec	75	75
Mineral properties	$4,285	$5,285

(i)	In March 2013, the Company terminated an option agreement with Tres-Or Resources Ltd. (“Tres-Or”) under which the Company could have earned an initial 50% interest in Tres-Or’s Duvay-Fontana Property. As a result, capitalized property acquisition payments totalling $1.0 million have been charged to profit and are included in Other net (losses) gains in the Other operating expenses section of the Statements of Comprehensive Income. Between September 2011 and March 2013, the Company incurred a total of $2.7 million of exploration expenditures which have been charged to operations in the periods incurred.

8.	OTHER ASSETS

	March 31, 2013	December 31, 2012

Reclamation deposits (i)	$4,635	$2,557
Refundable tax credits	305	-
Workers compensation premiums receivable	92	92
Other assets	$5,032	$2,649

(i)	During the first quarter of 2013, the Company invested $2.1 million in restricted deposits in accordance with the financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2013	December 31, 2012

Trade payables	$13,781	$14,160
Accrued expenses	17,413	15,182
Accounts payable and accrued liabilities	$31,194	$29,342

10.	PROVISIONS

	March 31, 2013	December 31, 2012

Asset retirement obligations (i)	$15,867	$15,802
Non-current employee incentive payments	333	904
Provisions	$16,200	$16, 706

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

10.	PROVISIONS (Continued)

(i)	Asset retirement obligations

	March 31, 2013	December 31, 2012

Asset retirement obligations – beginning of period	$15,802	$15,019
Change in obligation	-	89
Change in ARO estimate	(2)	376
Accretion expense	67	318
Asset retirement obligations – end of period	$15,867	$15,802

11.	COMMITMENTS

The Company’s significant contractual obligations and commitments as at March 31, 2013 are as follows:

(All figures undiscounted)	Total	Due in less than 1 year	Due 2 - 3 years	Due 3 - 5 years	Due in more than 5 years	As at December 31, 2012
Current liabilities	$31,722	$31,722	$-	$-	$-	$31,795
Asset retirement obligations	19,505	-	-	1,238	18,267	19,505
Equipment supply and contracts	5,871	1,566	3,131	1,174	-	6,263
Reclamation deposits	2,902	2,902	-	-	-	4,981
Employee incentives	673	340	333	-	-	1,505
Head office operating lease	506	253	253	-	-	822
Mineral properties firm commitments	-	-	-	-	-	267
Total contractual obligations and commitments	$61,179	$36,783	$3,717	$2,412	$18,267	$64,885

12.	ISSUED SHARE CAPITAL

a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series “A” convertible preferred shares (Issued: none) and 1,135,050 are designated as series “B” convertible preferred shares (Issued: none).

b)	Issued and fully paid

Common shares	Shares	Amount
	(000’s)
Outstanding, December 31, 2011	163,072	$ 274,165
Exercise of share options	1,491	5,837
Fair value of share options exercised	-	2,598
Outstanding, December 31, 2012	164,563	282,600
Exercise of share options	103	323
Fair value of share options exercised	-	137
Outstanding, March 31, 2013	164,666	$ 283,060

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

12.	ISSUED SHARE CAPITAL (Continued)

c)	Share based compensation

In accordance with the terms of the Company’s share-based compensation plan, as approved by shareholders’ resolution dated May 10, 2012, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the Board of Directors at the time the option is granted, provided that such price not be less than the closing price of the common shares for the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade. Under the terms of the plan, options that are granted are subject to a three year vesting period, whereby 25% of the options vest on the grant date, and subsequent tranches of 25% of the options vest on each of the first, second, and third anniversaries of the grant date. The maximum term of options granted under the plan is five years, and may only be settled in equity. The number of options granted is determined by the Board of Directors and the maximum number of options that can be issued is equal to 10% of the total number of common shares then outstanding on a non-diluted basis. As at March 31, 2013, the maximum number of awards available to be granted under the plan is 16.7 million options (outstanding: 10.4 million).

During the first quarter of 2013, the Company recognized a share-based compensation expense of $2.8 million (2012: $1.3 million). The shareholders’ approval of the Arrangement Agreement with Hecla Mining Company, which is expected to be completed in Q2 2013, has triggered accelerated vesting of the outstanding share options. All of the outstanding options are now expected to vest in Q2 2013, which has resulted in the increased share-based compensation expense in Q1 2013 as compared to the same period of the prior year. Immediately prior to the completion of the Arrangement Agreement with Hecla, all share options having an exercise price of $4.75 or less shall be converted into Aurizon common shares and shall the receive the consideration set forth in the Arrangement Agreement; share options having an exercise price greater than $4.75 per share shall be cancelled, subsequent to which the Company’s share options plans will be terminated.

The following reconciles the share options outstanding as at March 31, 2013:

	Number of options	Weighted-average exercise price
	(000’s)
Outstanding, January 1, 2012	10,910	$5.43
Granted	1,992	$3.62
Exercised	(1,491)	$3.92
Expired	(910)	$5.32
Outstanding, December 31, 2012	10,501	$5.31
Exercised	(103)	$3.14
Expired	(40)	$6.11
Outstanding, March 31, 2013	10,358	$5.33
Vested and exercisable, March 31, 2013	7,111	$5.40

During the three month period ended March 31, 2013, 102,800 share options were exercised at a weighted-average average price of $3.14 per share (2012: 569,175 share options at $4.04). The weighted-average market price at the time of exercise during the first quarter of 2013 was $4.46 per share (2012: $5.02 per share).

The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at March 31, 2013:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price
$2.00 - $2.99	882	0.7	$2.95	$2.00 - $2.99	882	0.7	$2.95
$3.00 - $3.99	461	4.7	$3.61	$3.00 - $3.99	1,933	4.7	$3.61
$4.00 - $4.99	1,734	1.8	$4.84	$4.00 - $4.99	1,757	1.8	$4.83
$5.00 - $5.99	1,131	0.6	$5.07	$5.00 - $5.99	1,131	0.6	$5.07
$6.00 - $6.99	1,288	3.6	$6.11	$6.00 - $6.99	2,535	3.6	$6.11
$7.00 - $7.59	1,615	2.7	$7.52	$7.00 - $7.59	2,120	2.7	$7.52
Totals	7,111	2.2	$5.40	Totals	10,358	2.7	$5.33

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

12.	ISSUED SHARE CAPITAL (Continued)

d)	Deferred and restricted share units

	Deferred share units (i)	Restricted share units (ii)

Outstanding, January 1, 2013	260,480	249,287
Granted	-	-
Cancelled	-	-
Outstanding, March 31, 2013	260,480	249,287

(i)	Deferred share units

The Company has established a Deferred Share Unit Plan for non-executive directors (the “DSU Plan”), whereby a portion of compensation paid to directors may be paid in deferred share units (“DSUs”).   Under the terms of the DSU Plan, each director may receive an annual grant of DSUs in an amount and on the date determined by the Board of Directors for that year.  DSUs vest immediately and are based on the closing price of the common shares on the TSX on the business day prior to the date of grant.  DSUs can only be settled in cash, following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption.

As at March 31, 2013, the fair value of the units outstanding was $1.2 million based upon the Company’s share price of $4.45 on the last trading day of March 2013. Accordingly, the Company has recorded a current liability of $1.2 million as at March 31, 2013 (December 31, 2012: $0.9 million), with a corresponding charge to profit to reflect the fair value of the units.

(ii)	Restricted share units

The Company has established a Restricted Share Unit Plan for key employees of the Company (the “RSU Plan”), whereby a portion of these employees’ compensation may be paid in restricted share units (“RSUs”). Under the terms of the RSU Plan, RSUs granted vest over a period of three years, where one third of the units vest at each grant date anniversary. At each vesting date, the RSUs may be settled in cash only, at a value corresponding to the number of units vested multiplied by the the fair market value of the Company’s closing share price on the vesting date.

Using the graded vesting method, the RSU expense recognized during the first quarter of 2013 was $0.2 million (2012: $nil), based upon the closing share price of $4.45 on the last trading day of March 2013. The current liability accrued as at March 31, 2013 in respect of the RSUs totals $0.4 million (2012: $0.2 million).

13.	OPERATING EXPENSES BY NATURE

	March 31, 2013	March 31, 2012
Cost of sales:
Operating costs	$8,921	$20,246
Employee wages and benefits	12,713	2,778
Depreciation and amortization charge relating to operations	8,905	7,798
Total cost of sales	$30,539	$30,822

Exploration costs:
Contractors, supplies and other	$1,446	$6,351
Employee wages and benefits	405	335
Total exploration costs	$1,851	$6,686

General and administrative costs:
Employee wages and benefits	$1,359	$1,325
Other administration costs	1,871	2,214
Depreciation and amortization	42	43
Share-based compensation	2,759	1,274
Corporate transaction costs (i)	5,371	-
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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

Total general and administrative costs	$11,402	$4,856

13.	OPERATING EXPENSE BY NATURE (Continued)

(i)	Corporate transaction costs

During the first quarter of 2013, the Company incurred expenses totalling $5.4 million (2012: nil) related to the Arrangement Agreement involving Hecla Mining Company and the hostile takeover bid launched by Alamos Gold Inc. on January 14, 2013 (Note 1).

14.	INCOME AND RESOURCE TAXES

	March 31, 2013	March 31, 2012

Current income tax (recovery) expense	$(2,594)	$8,260
Current resource tax expense	1,765	3,870
Current income and resource tax (recovery) expense	(829)	12,130

Deferred income tax expense (recovery)	2,633	(5,055)
Deferred resource tax recovery	(93)	(441)
Deferred income and resource tax expense (recovery)	2,540	(5,496)
Total income and resource tax expense	$1,711	$6,634

The combined federal and provincial statutory income and resource tax rate for 2013 is 38.5% (2012: 38.4%).

15.	COMPENSATION OF KEY MANAGEMENT PERSONNEL

	March 31, 2013	March 31, 2012

Wages and short-term benefits	$918	$662
Share-based compensation	427	685
Deferred share units	266	447
Restricted share units	80	-
Total compensation of key management personnel	$1,691	$1,794

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Aurizon Mines Ltd.

Notes to Financial Statements (Unaudited)

As at and for the Three Months Ended March 31, 2013 and 2012

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

16.	SUPPLEMENTARY CASH FLOW INFORMATION

a)	Analysis of other operating activities

	March 31, 2013	March 31, 2012

Accretion charges on asset retirement obligations	$67	$88
Employee incentives liability adjustment	(571)	(262)
Non-cash inventory adjustments	-	515
Loss on sale of property, plant and equipment	35	200
Amortization of deferred finance costs	41	41
Workers’ compensation adjustments	-	217
Unrealized foreign exchange (gain) loss on cash denominated in U.S. dollars	(198)	197
Mineral property impairment	1,000	-
	$374	$996

a.	Analysis of change in non-cash working capital items

	March 31, 2013	March 31, 2012

Refundable and non-refundable tax assets	$(2,104)	$1,368
Accounts receivable and exploration advances	(20)	(1,578)
Prepaid expenses	(316)	(441)
Supplies inventory	(372)	(160)
Gold inventory	(2,106)	(2,546)
Accounts payable and accrued liabilities	2,969	4,672
Current provincial resource taxes payable	-	(13,267)
Current income taxes payable	(3,566)	(977)
	$(5,515)	$(12,929)

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